                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               Akeena Solar, Inc.

                                (Name of Issuer)

                         Common Stock, par value $0.001

                         (Title of Class of Securities)

                                    009720103

                                 (CUSIP Number)

                            Kathryn Klinedinst, Esq.
                Greenberg Glusker Fields Claman & Machtinger LLP
                      1900 Avenue of the Stars, Suite 2100
                              Los Angeles, CA 90067
                                 (310) 201-7576

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 24, 2007
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (A)      /X/
                                                                   (B)      / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          1,119,200
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            1,119,200

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         1,119,200

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                 / /

(13)     Percent of Class Represented by Amount in Row (11)
         6.1%(1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Based on 18,424,727 shares of Common Stock, par value $0.001 per share, as reported in the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 2006.

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)                                        (A)      /X/
                                                                   (B)      / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          1,119,200
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            1,119,200

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         1,119,200

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                 / /

(13)     Percent of Class Represented by Amount in Row (11)
         6.1%(1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Based on 18,424,727 shares of Common Stock, par value $0.001 per share, as reported in the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 2006.

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)                                        (A)      /X/
                                                                   (B)      / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          1,119,200
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            1,119,200

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         1,119,200

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                 / /

(13)     Percent of Class Represented by Amount in Row (11)
         6.1%(1)

(14)     Type of Reporting Person (See Instructions)
         OO

-------------------------
(1) Based on 18,424,727 shares of Common Stock, par value $0.001 per share, as reported in the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 2006.

Item 1.

         This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "reporting persons") with the Securities and Exchange Commission on August 6, 2007 (the "Initial Schedule 13D"). Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D or prior amendments thereto.

This Amendment No. 1 is being made to disclose the acquisition of 25,000 shares on July 31, 2007. This acquisition was unintentionally omitted from the Initial
Schedule 13D. Including this acquisition, the reporting persons owned 6.1% of the Issuer's Common Stock as of the date the Initial Schedule 13D was filed. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the reporting persons in the Initial
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this Amendment No. 1 Schedule 13D, each reporting person beneficially owns 1,119,200 shares of Common Stock, which are held of record by the Trust.

         (b) Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

         (c) Since June 3, 2007, the Trust has purchased shares of Common Stock in brokered transactions as follows:


          Date                    Number of Shares         Price Per Share
          ----                    ----------------         ---------------
        07/02/07                     100,000                 $4.2665
        07/03/07                      50,000                  4.282
        07/05/07                      12,000                  4.2727
        07/06/07                      25,000                  4.15
        07/09/07                      35,000                  4.0857
        07/10/07                      25,000                  4.13
        07/11/07                      25,000                  4.0841
        07/12/07                      30,000                  4.075
        07/13/07                      25,000                  4.1586
        07/16/07                      20,000                  4.4199
        07/17/07                      15,000                  4.55
        07/18/07                      12,500                  4.6884
        07/19/07                      50,000                  5.5313
        07/20/07                     100,500                  6.1932
        07/23/07                      87,500                  6.006
        07/24/07                      29,000                  5.7443
        07/25/07                     250,000                  4.881
        07/26/07                      35,000                  4.5525
        07/27/07                      19,500                  4.4862
        07/30/07                      40,500                  4.9699
        07/31/07                      25,000                  4.9538
        08/01/07                      12,500                  4.9166
         8/02/07                       7,500                  4.85

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp. David Gelbaum has been appointed as Monica Chavez Gelbaum's
Attorney-In-Fact.

Item 7.  Material to Be Filed as Exhibits

         Exhibit A:  Agreement Regarding Joint Filing of Schedule 13D.

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.



Dated:  August 24, 2007            /s/ David Gelbaum
                                   ---------------------------------------------
                                   David Gelbaum, Co-Trustee of The Quercus
                                   Trust



                                   /s/ David Gelbaum, Attorney-In-Fact for
                                   ---------------------------------------------
                                       Monica Chavez Gelbaum
                                   ---------------------------------------------
                                   Monica Chavez Gelbaum, Co-Trustee of The
                                   Quercus Trust



                                   /s/ David Gelbaum
                                   ---------------------------------------------
                                   The Quercus Trust, David Gelbaum, Co-Trustee
                                   of The Quercus Trust

                                    EXHIBIT A

       AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 1 TO SCHEDULE 13D
       -------------------------------------------------------------------



         The undersigned agree that the Amendment No. 1 to Schedule 13D with respect to the Common Stock of Akeena Solar, Inc. is a joint filing being made on their behalf.



Dated:  August 24, 2007            /s/ David Gelbaum
                                   ---------------------------------------------
                                   David Gelbaum, Co-Trustee of The Quercus
                                   Trust



                                   /s/ David Gelbaum, Attorney-In-Fact for
                                   ---------------------------------------------
                                       Monica Chavez Gelbaum
                                   ---------------------------------------------
                                   Monica Chavez Gelbaum, Co-Trustee of The
                                   Quercus Trust



                                   /s/ David Gelbaum
                                   ---------------------------------------------
                                   The Quercus Trust, David Gelbaum, Co-Trustee
                                   of The Quercus Trust